UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 12, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                       Form 40-F  o

This Form 6-K consists of the news release, which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

12 June 2023
News Release
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules UBS completes Credit Suisse acquisition
  Combined entity now operates as consolidated banking group
  Today marks last trading day of Credit Suisse shares on SIX Swiss Exchange
  Shareholders to receive 1 UBS share for every 22.48 Credit Suisse shares
  Board of Directors nominations announced for certain Credit Suisse entities, including Credit Suisse AG
  UBS expects its CET1 capital ratio throughout 2023 to be around 14%

Zurich, 12 June 2023 – UBS has completed the acquisition of Credit Suisse today, crossing an important milestone. Credit Suisse Group AG has been merged into UBS Group AG and the combined entity will operate as a consolidated banking group.

Today marks the last trading day of Credit Suisse Group AG shares on the SIX Swiss Exchange. Credit Suisse Group AG ADS will no longer be traded on the New York Stock Exchange. As announced on 19 March 2023, Credit Suisse shareholders will receive 1 UBS share for every 22.48 Credit Suisse shares held.

As previously announced, UBS will operate the following governance model pending further integration:

•           UBS Group AG will manage two separate parent banks – UBS AG and Credit Suisse AG. Each institution will continue to have its own subsidiaries and branches, serve its clients and deal with counterparties.

•           The Board of Directors and Group Executive Board of UBS Group AG will hold overall responsibility for the consolidated group.

As it completes the acquisition, UBS announces Board of Director nominations for certain Credit Suisse entities. Subject to regulatory approval, the Credit Suisse AG Board will consist of Lukas Gähwiler (Chair), Jeremy Anderson (Vice-Chair), Christian Gellerstad (Vice-Chair), Michelle Bereaux, Mirko Bianchi (until 30 June 2023), Clare Brady, Mark Hughes, Amanda Norton and Stefan Seiler.

Colm Kelleher, UBS Group AG Chairman, said: “I‘m pleased that we’ve successfully closed this crucial transaction in less than three months, bringing together two global systemically important banks for the first time. We are now one Swiss global firm and, together, we are stronger. As we start to operate the consolidated banking group, we’ll continue to be guided by the best interests of all our stakeholders, including investors. Our top priority remains the same: to serve our clients with excellence.”

Sergio P. Ermotti, CEO of UBS Group AG, added: “Today we welcome our new colleagues from Credit Suisse to UBS. Instead of competing, we’ll now unite as we embark on the next chapter of our joint journey. Together, we’ll present our clients an enhanced global offering, broader geographic reach and access to even greater expertise. We’ll create a bank that our clients, employees, investors and Switzerland can be proud of.”

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS expects its CET1 capital ratio to be around 14% in the second quarter of 2023 and to remain around that level throughout 2023. It anticipates that Credit Suisse’s operating losses and significant restructuring charges will be offset by reductions in RWA.

In the future, UBS will report consolidated financial results for the combined group under IFRS in USD. The second-quarter 2023 earnings will be communicated on 31 August 2023.

The presentation summarizing the pro forma financial information contained in the F-4 registration statement has been updated to reflect the latest and final amendment to the registration statement.

UBS Group AG

Investor Relations:

Switzerland: Media Relations:	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

www.ubs.com/media

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Disclaimer

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. UBS undertakes no obligation to update the information contained herein.

This document contains statements that constitute “forward-looking statements.” While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially. For a discussion of the risks and uncertainties that may affect UBS’s future results please refer to the “Risk Factors” and other sections of UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K. UBS’s Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC’s website: www.sec.gov.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  June 12, 2023